Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Dupixent® (dupilumab) approved by European Commission as first and only biologic medicine for children aged 6 to 11 years with severe atopic dermatitis

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Pivotal trial showed more than four times as many children achieved itch reduction and more than three times as many children achieved clear or almost clear skin with Dupixent plus topical corticosteroids (TCS) compared to TCS alone

•	Nearly three in four children achieved a 75% improvement in disease extent and severity, with an average improvement of approximately 80%

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Approximately 80% of children experienced clinically meaningful improvements in a composite of health-related quality of life measures that include sleep, school, emotional well-being and relationships

•	Expanded approval of Dupixent for these children reinforces well-established, long-term safety profile

PARIS and TARRYTOWN, N.Y. – November 30, 2020 – The European Commission (EC) has extended the marketing authorization for Dupixent® (dupilumab) in the European Union (EU) to include children 6 to 11 years of age with severe atopic dermatitis who are candidates for systemic therapy. Dupixent is the only systemic medicine approved in the EU to treat these patients.

“As the parent of a child with atopic dermatitis, and someone who works with families impacted by this condition daily, I’ve seen first-hand the enormous physical and mental health burden of this disease, and the toll it can take on the entire family,” said Korey Capozza, MPH, Founder and Executive Director of Global Parents for Eczema Research (GPER). “Young children with severe atopic dermatitis currently have few treatment choices and significant unmet needs. We welcome the addition of new medicines for these underserved patients.”

Atopic dermatitis is a chronic inflammatory disease of the skin that can be debilitating, and severe disease can significantly impact many aspects of life for both children and their families. The current standard of care for children with severe atopic dermatitis in Europe is limited to topical treatments, leaving those with poorly controlled disease to cope with intense, unrelenting itch and skin lesions that can cover much of the body, resulting in skin cracking, redness or darkening, crusting and oozing. In addition, uncontrolled severe atopic dermatitis can have a substantial emotional and psychosocial impact, causing sleep disturbance, symptoms of anxiety and depression and feelings of isolation in children.

“The approval of Dupixent for children in Europe marks another significant milestone for atopic dermatitis patients and their families, broadening the availability of a first-in-class medicine that offers a proven safe and effective treatment for this debilitating skin disease,” said John Reed, M.D., Ph.D., Global Head of Research and Development at Sanofi. “Dupixent’s ability to provide significantly clearer skin, and clinically meaningful reduction of persistent itch, addresses important unmet needs for these children. In addition to atopic dermatitis, we continue to investigate the potential of Dupixent in younger age groups and across a variety of type 2 inflammatory diseases.”

Dupixent is a fully-human monoclonal antibody that inhibits the signaling of the interleukin-4 (IL-4) and interleukin-13 (IL-13) proteins, and is not an immunosuppressant. Data from Dupixent clinical trials have shown that IL-4 and IL-13 are key drivers of the type 2 inflammation that plays a major role in atopic dermatitis, asthma and chronic rhinosinusitis with nasal polyposis (CRSwNP).

“This approval for Dupixent in the EU represents a major advancement for children with severe atopic dermatitis and their families, who spend countless days and nights tending to their child’s disease with few treatment options to help alleviate the debilitating symptoms,” said George D. Yancopoulos, M.D., Ph.D., President and Chief Scientific Officer at Regeneron. “Dupixent is a novel therapy that addresses a root cause of atopic dermatitis by specifically targeting the underlying type 2 inflammation of the disease. Dupixent has already been used by hundreds of thousands of patients around the world, including those with atopic dermatitis as well as other type 2 inflammatory diseases such as asthma and adults with chronic rhinosinusitis with nasal polyps. We are pleased to bring this paradigm-changing medicine to even younger patients in the EU who need new options beyond steroids or immunosuppressants.”

In children aged 6-11 years weighing 15 to <60 kg, Dupixent 300 mg is administered as an injection under the skin (subcutaneous injection) every four weeks following the initial loading dose given as two injections 14 days apart. For those weighing >60 kg, Dupixent 300 mg is administered every two weeks following the initial loading dose given the same day. The dose may be increased to 200 mg every two weeks in patients weighing 15 to <60 kg based on physician’s assessment.

Pivotal trial data

The EC decision is based primarily on data that includes pivotal Phase 3 efficacy and safety results of Dupixent combined with topical corticosteroids (TCS) compared to TCS alone (placebo) in children 6-11 years with severe atopic dermatitis. At 16 weeks, patients in treatment groups of Dupixent 300 mg every four weeks (N=122) or 200 mg every two weeks (N=59) with TCS experienced:

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Improved disease extent and severity: 82% and 80% average improvement from baseline with Dupixent every four and two weeks, respectively, compared to 49% and 48% for placebo. In addition, 70% and 75% of Dupixent patients achieved at least a 75% improvement in the four-week and two-week treatment groups, respectively, compared to 17% and 26% for placebo.

•	Skin clearance: 33% and 39% of patients achieved clear or almost clear skin with Dupixent every four and two weeks respectively, compared to 11% and 10% for placebo.

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Reduced itch: 51% and 61% of patients achieved clinically significant reduction with Dupixent every four and two weeks, respectively, compared to 12% and 13% for placebo. A significantly greater proportion of Dupixent patients achieved improvement in itch as early as four weeks.

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Improved health-related quality of life (HR-QoL): 77% and 81% of patients experienced clinically meaningful improvement in patient-reported HR-QoLwith Dupixent every four and two weeks, respectively, compared to 39% and 36% for placebo. Dupixent patients also experienced improvements in additional HR-QoL measures assessing disease severity and patient-reported measures such as itch and sleep.

The safety profile of Dupixent in children 6-11 years of age followed through week 52, based on an open-label extension trial, was similar to the safety profile observed at week 16 and consistent with the safety profile seen in adults and adolescents with atopic dermatitis. Overall rates of adverse events (AEs) were 65% and 61% for Dupixent every four and two weeks respectively, and 73% and 75% for placebo. AEs that were more commonly observed with Dupixent included upper respiratory tract infections (11% and 9% for Dupixent every four and two weeks, 10% and 12% for placebo), injection site reactions (10% and 14% for Dupixent every four and two weeks, 6% and 5% for placebo), nasopharyngitis (13% and 3% for Dupixent every four and two weeks, 7% and 10% for placebo), conjunctivitis (7% and 9% for Dupixent every four and two weeks, 4% and 5% for placebo), and fever (3% for both Dupixent groups, 2% and 0% for placebo). Additional prespecified AEs included skin infections (6% and 9% for Dupixent every four and two weeks, 13% for both placebo groups), and herpes viral infections (2% for both Dupixent groups, 5% for both placebo groups).

About the pediatric trial

The co-primary endpoints in the pediatric trial were skin clearance, as measured by a score of 0 or 1 on the Investigator’s Global Assessment (IGA), and disease extent and severity, as measured by Eczema Area and Severity Index score (EASI-75).

Secondary endpoints included the average change in EASI score from baseline, and itch as measured by at least a 4-point reduction in itch intensity on a 0 to 10-point scale (weekly average of daily Peak Pruritus Numerical Rating Scale). Additionally, HR-QoL was measured by the proportion of patients who achieved at least six points on the patient-reported Children’s Dermatology Life Quality Index (CDLQI), as well as additional measures from Patient Oriented Eczema Measure (POEM) and SCORing Atopic Dermatitis (SCORAD).

About Dupixent

Dupixent is approved for specific patients with atopic dermatitis, asthma and/or in adults with CRSwNP in a number of countries around the world, including the European Union, U.S. and Japan. Dupixent is currently approved in more than 60 countries, and more than 200,000 patients have been treated globally.

Dupixent is intended for use under the guidance of a healthcare professional and can be given in a clinic or at home by self-administration after training by a healthcare professional. In children younger than 12 years of age, Dupixent should be administered by a caregiver. No initial lab testing or ongoing lab monitoring is required with Dupixent treatment in any approved indication or age group.

Dupilumab development program

To date, dupilumab has been studied in more than 10,000 patients across 50 clinical trials in various chronic diseases driven by type 2 inflammation.

In addition to the currently approved indications, Sanofi and Regeneron are also studying dupilumab in a broad range of diseases driven by type 2 inflammation and other allergic pathways, including pediatric atopic dermatitis (6 months to 5 years of age, Phase 3), pediatric asthma (6 to 11 years of age, Phase 3), eosinophilic esophagitis (Phase 3), chronic obstructive pulmonary disease (Phase 3), bullous pemphigoid (Phase 3), prurigo nodularis (Phase 3), chronic spontaneous urticaria (Phase 3), and food and environmental allergies (Phase 2). These potential uses are investigational, and the safety and efficacy of dupilumab in these conditions have not been evaluated by any regulatory authority. Dupilumab is being jointly developed by Sanofi and Regeneron under a global collaboration agreement.

About Regeneron

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led for over 30 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to eight FDA-approved treatments and numerous product candidates in development, all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, pain, infectious diseases and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite® technologies, such as VelocImmune®, which uses unique genetically-humanized mice to produce optimized fully-human antibodies and bispecific antibodies, and through ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world. For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Sanofi Media Relations Contact Sally Bain Tel.: +1 (781) 264-1091 Sally.Bain@sanofi.com Regeneron Media Relations Contact Hannah Kwagh Tel: +1 (914) 847-6314 Hannah.Kwagh@regeneron.com

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